EXHIBIT 3.3

ARTICLES OF AMENDMENT TO THE RESTATED

ARTICLES OF INCORPORATION OF

1ST UNITED BANCORP, INC.

CERTIFICATE OF DESIGNATION

FOR

SERIES B NON-CUMULATIVE PERPETUAL PREFERRED STOCK

1st United Bancorp, Inc., a Florida corporation, does hereby amend its Restated Articles of Incorporation by filing the following amendment to its Restated Articles of Incorporation, pursuant to Section 607.0602 of the Florida Statutes.

1.	The name of the corporation is 1st United Bancorp, Inc.

2.	Article III of the Restated Articles of Incorporation is amended by adding the following language to the end of Article IV:

“D.	Series B Non-Cumulative Perpetual Preferred Stock.

The Board of Directors of the corporation authorizes and designates the relative rights and preferences of 460,000 shares (the “Shares”) of Preferred Stock as Series B Non-Cumulative Perpetual Preferred Stock, no par value, of the corporation as follows:

(1)

Initial Dividend Rate – The initial dividend rate is 7.65% per annum of the purchase price per Share (i.e., $10.00 per Share) (computed on the basis of a 365-day year, actual days elapsed) non-cumulative. This initial dividend rate will be in effect from the issuance date until the earlier of (i) May 2, 2011 (“Reset Date”) or (ii) the redemption of the Shares.

(2)

Dividend Rate Adjustment – On the Reset Date and on each anniversary thereof, the dividend rate will reset to a rate equal to the UST Rate (as hereinafter defined) plus 615 basis points. The “UST Rate” is calculated as the rate of interest, as of the Reset Date and each anniversary date thereof, equal to the weekly average yield on U.S. Treasury Securities, adjusted to a constant maturity of one year as published from time to time and made available in Federal Reserve Board Statistical Release H.15 (519) or, if such source is not available, such alternate source as determined by the corporation.

(3)

Dividend Payments – Non-cumulative dividend payments will be paid quarterly only if, and only to the extent that, (i) neither the corporation nor 1st United Bank is restricted from paying the dividend payments by regulation or order of the Federal Reserve or the State of Florida; and (ii) the dividend payments do not cause the corporation’s or 1st United Bank’s capital to not meet the definition of “well capitalized” or “adequately capitalized” under the regulatory framework for prompt corrective action.

(4)

Tax Treatment – It is the intent of the corporation that the dividend payments receive qualified dividend tax treatment at a federal income tax rate of 15%. In the event that the federal income tax laws change such that the dividend payments are taxed at a federal income tax rate other than 15%, the dividend rate will be adjusted to a rate that provides the same effective after-tax yield as if the dividend payment was taxed at 15%.

(5)

Liquidation Preference –In the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation (collectively a "liquidation"), holders of record of the Shares then outstanding shall be entitled to receive out of the assets of the corporation legally available for distribution to shareholders (after payment or provision for payment of all debts and other liabilities of the corporation and the liquidation preference of any equity securities of the corporation now or hereafter issued ranking, as to liquidation, senior to the Shares) an amount equal to the per share purchase price of the Shares, plus declared and unpaid dividends, before any distribution of assets is made to holders of the corporation's Common Stock or any other equity securities ranking, as to liquidation, junior to the Shares. After payment of the full liquidating distribution to which they are entitled, the holders of the Shares shall have no right or claim to any of the remaining assets of the corporation. If, upon any liquidation of the corporation, the legally available assets of the corporation are insufficient to make full payment to holders of the Shares and all equity securities of the corporation now or hereafter issued ranking, as to liquidation, on a parity with the Shares, then the holders of the Shares and such other equities securities shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectfully entitled.

(6)	Voting Rights – The Shares will not have any voting rights.

(7)

Redemption – The Shares are perpetual with no mandatory redemption requirement. The corporation may, at its option, redeem the Shares at any time and from time to time. If the corporation exercises its redemption right, then the holder of each Share will be paid an amount equal to the per share purchase price of the Shares, plus declared and unpaid dividends.

(8)

Common Stock Dividends – It is expressly understood and agreed that, the issuance of the Shares does not place any restrictions whatsoever on the corporation to (i) declare or pay a dividend or other distribution, whether in cash or other property, to the holders of Common Stock or (ii) redeem, purchase or otherwise acquire shares of Common Stock.”

3.	The amendment to the Restated Articles of Incorporation was adopted on February 23, 2009.

4.	The amendment to the Restated Articles of Incorporation was duly adopted by the Board of Directors.